180 LIFE SCIENCES CORP.

3000 El Camino Real

Bldg. 4, Suite 200

Palo Alto, CA 94306

June 24, 2025

Division of Corporation Finance	VIA EDGAR

U.S. Securities and Exchange Commission

Washington D.C. 20549

Re:	180 Life Sciences Corp.
Form S-3 Registration Statement
File No. 333-288194

Acceleration Request

Request Date: June 26, 2025

Request Time: 4:30 p.m. Eastern Time (or as soon thereafter as practicable)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, 180 Life Sciences Corp. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-captioned Registration Statement (the “Registration Statement”) to become effective at 4:30 p.m. Eastern Standard Time, Thursday, June 26, 2025, or as soon thereafter as practicable.

Please contact Mr. David M. Loev of The Loev Law Firm, PC at (832) 930-6432, with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

/s/ Blair Jordan
Blair Jordan
Chief Executive Officer